LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com/investor@lmsmedical.com
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For Immediate release

  LMS PRESENTS DATA ON PREDICTABILITY OF SHOULDER DYSTOCIA WITH INJURY AT SMFM

MONTREAL, QUEBEC, FEBRUARY 2, 2006 - LMS MEDICAL SYSTEMS (TSX: LMZ, AMEX: LMZ),
a healthcare technology company and developer of the CALM(TM) system is pleased to announce that it today presented scientific study results at the 26th Annual
Meeting of the Society for Maternal Fetal Medicine in Miami, Florida. The
Society's Annual Meeting and Scientific Sessions are considered one of the most prestigious gatherings of obstetricians and gynecologists involved in perinatal care improvement.

The study addressed the issue of injury sustained due to shoulder dystocia, a condition which occurs during labor when a baby's shoulders become stuck behind the mother's pelvis. Until now shoulder dystocia has been widely believed to be unpredictable and unpreventable. It is also one of the top 3 reasons for injuries and lawsuits in obstetrics and payouts range from $500,000 to $2 million. The senior investigators included faculty from McGill University,
Montreal; University of Maryland School of Medicine, Baltimore; and Ottawa
University, Ottawa.

The results presented by Emily Hamilton, MDCM FRCS(C), LMS Founder and
Vice-President of Medical Research, demonstrate that the risk of shoulder dystocia with injury can be predicted thereby significantly reducing the injury rate and by extension litigation risk. The results were obtained with only a nominal increase in extra cesareans. By way of example, using LMS tools at a selected test threshold, one could have the potential to avoid 54.4% of the shoulder dystocia with injury cases while increasing extra cesareans by only
5.1%.

This scientific research provides a foundation for the introduction of LMS'
newest risk management tool, CALM Shoulder Screen(TM). This innovative software tool helps medical professionals assess the risk of shoulder dystocia with injury prior to the onset of labor thereby assisting in making appropriate decisions for these deliveries in advance. The ability to anticipate shoulder dystocia with injury can help remove the threat of severe injuries that occur to babies, a welcome change for hospitals, physicians, insurance companies and expecting mothers.

"The results of this study are important because if shoulder dystocia with injury can be anticipated, the physician can make a decision about that patient's labor before the situation occurs," said Dr. Hamilton, noting that currently when shoulder dystocia presents itself, it is during the labor process and requires emergency action. "If the doctor has the information available before labor begins and knows that there is a high probability that shoulder dystocia may occur, doctor and patient can decide to opt for cesarean birth".

ABOUT LMS:
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and decision support tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.